UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2015 (the “Consolidated Financial Statements”). The  Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: November 30, 2015

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	September 30, 2015	December 31, 2014
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		223,685,467	218,871,793
Other financial assets, current	5	135,163,485	47,778,995
Other non-financial assets, current		18,867,015	10,646,492
Trade receivables and other receivables	6	792,983,173	781,576,754
Receivables due from related entities, current		8,950,636	1,371,016
Inventory	8	1,186,100,187	1,094,609,583
Current tax assets		87,809,197	54,196,417

Total current assets sets held for sale		2,453,559,160	2,209,051,050

Assets held for sale	21	-	793,416,576

Total current assets		2,453,559,160	3,002,467,626

Non-current assets
Other financial assets, non-current	5	488,451,066	302,479,598
Other non-financial assets, non-current		34,346,210	33,873,417
Trade receivable and other receivables, non-current	6	30,995,448	34,777,355
Equity method investment		246,761,752	52,247,914
Intangible assets other than goodwill	9	408,449,686	400,542,180
Goodwill	10	1,423,125,798	1,682,348,563
Property, plant and equipment	11	2,851,164,032	3,009,728,456
Investment property	12	1,732,195,691	1,663,592,396
Non-current tax assets,		11,004,061	43,047,543
Deferred income tax assets		574,985,648	491,398,181

Total non-current assets		7,801,479,392	7,714,035,603

Total assets		10,255,038,552	10,716,503,229

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	September 30, 2015	December 31, 2014
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	472,297,703	739,507,129
Trade payables and other payables		1,697,119,751	1,957,738,268
Payables to related entities, current		20,018,639	3,302,006
Provisions and other liabilities	14	18,390,461	15,197,558
Current income tax liabilities		59,215,881	60,615,912
Current provision for employee benefits		121,198,334	102,513,612
Other non-financial liabilities, current		28,243,564	43,104,370

Total current liabilities		2,416,484,333	2,921,978,855

Liabilities held for sale	21	-	216,791,432

Total current liabilities		2,416,484,333	3,138,770,287

Non-current liabilities
Other financial liabilities,	13	2,917,309,472	2,431,032,096
Trade accounts payables		3,509,521	6,134,069
Provisions and other liabilities	14	103,411,476	104,765,779
Deferred income tax liabilities		662,887,971	674,881,877
Non-current income tax liabilities		-	-
Other non–financial liabilities, non–current		60,257,528	69,433,310

Total non-current liabilities		3,747,375,968	3,286,247,131

Total liabilities		6,163,860,301	6,425,017,418

Equity
Paid-in capital	15	2,321,380,936	2,321,380,936
Retained earnings		2,185,356,551	2,166,548,572
Issuance premium		526,633,344	526,633,344
Other reserves		(942,440,077)	(722,245,257)

Equity attributable to controlling shareholders		4,090,930,754	4,292,317,595
Non-controlling interest		247,497	(831,784)

Total equity		4,091,178,251	4,291,485,811

Total equity and liabilities		10,255,038,552	10,716,503,229

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim income statements (unaudited)

Statements of profit and loss	Note	9/30/2015	9/30/2014
		ThCh$	ThCh$
Revenues from ordinary activities	18	7,942,483,366	7,696,196,556
Cost of Sales	16	(5,669,627,905)	(5,650,384,555)

Gross Profit		2,272,855,461	2,045,812,001

Other income by function	16	65,366,780	36,399,486
Distribution cost	16	(20,275,644)	(18,707,492)
Administrative expenses	16	(1,849,722,767)	(1,651,647,696)
Other expenses by function	16	(122,779,162)	(125,809,935)
Other gain (losses), net	16	(61,712,948)	(4,866,921)
Operating profit		283,731,720	281,179,443

Finance income	16	12,634,622	5,288,062
Finance expenses	16	(180,753,287)	(129,811,628)
Participation in profit or loss of equity method associates		8,771,176	3,162,700
Exchange differences	16	(107,142,867)	(20,753,742)
(Losses) from indexation	16	(15,895,638)	(26,368,932)
Profit before tax		1,345,726	112,695,903

Income tax expense	17	33,859,507	(33,577,622)

Profit from continuing operations		35,205,233	79,118,281

Profit from discontinued operations	22	9,244,460	10,630,486
Profit attributable to controlling shareholders		43,259,998	89,527,578
Profit attributable to non–controlling shareholders		1,189,695	221,189

Profit		44,449,693	89,748,767

Earnings per share
Basic earnings per share from continued operations		12.0	27.9
Basic earnings per share from discontinued operations		3.3	3.8
Diluted earnings per share from continued operations		12.0	27.8
Diluted earnings per share from discontinued operations		3.3	3.7

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of comprehensive income (unaudited)

	9/30/2015	9/30/2014
	ThCh$	ThCh$
Profit	44,449,693	89,748,767

Other comprehensive income Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	-	57,917
Total OCI that will never be reclassified to profit and loss	-	57,917

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(229,642,157)	224,647,708
Cash flow hedge	10,291,446	(9,494,870)
Total Items that are or may be reclassified to profit and loss	(219,350,711)	215,152,838
Other comprehensive income, before taxes.	(219,350,711)	215,152,838

Income tax related to re-measurement of defined benefit liability (asset)	-	(19,692)
Total income tax that will never be reclassified to profit and loss	-	(19,692)

Income tax related to cash flow hedge	(2,834,315)	997,470
Total income tax that are or may be reclassified to profit and loss	(2,834,315)	997,470

Total other comprehensive income and expense	(222,185,026)	216,188,533

Total comprehensive income	(177,735,333)	305,937,300

Income attributable to
Owners of the Company	(178,814,614)	305,700,288
Non-controlling Shareholders	1,079,281	237,012

Total comprehensive income	(177,735,333)	305,937,300

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries
Condensed consolidated interim statement of changes in net equity
For the nine months ended September 30, 2015 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation	Cash flow Hedge	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	43,259,998	43,259,998	1,189,695	44,449,693
Other comprehensive income	-	-	(229,531,743)	7,457,131	-	-	-	(222,074,612)	-	(222,074,612)	(110,414)	(222,185,026)
Total Comprehensive income	-	-	(229,531,743)	7,457,131	-	-	-	(222,074,612)	43,259,998	(178,814,614)	1,079,281	(177,735,333)
Share issuance	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	(22,669,751)	(22,669,751)	-	(22,669,751)
Stock option (see 20)	-	-	-	-	-	1,879,792	-	1,879,792	-	1,879,792	-	1,879,792
Decrease due to changes in ownership interest without a loss of control (see 15.4)	-	-	-	-	-	-	-	-	(1,782,268)	(1,782,268)	-	(1,782,268)
Total transactions with owners	-	-	(229,531,743)	7,457,131	-	1,879,792	-	(220,194,820)	18,807,979	(201,386,841)	1,079,281	(200,307,560)
Total Changes in equity	-	-	(229,531,743)	7,457,131	-	1,879,792	-	(220,194,820)	18,807,979	(201,386,841)	1,079,281	(200,307,560)
Ending balance, as of September 30, 2015	2,321,380,936	526,633,344	(926,078,457)	20,659,351	117,926	15,338,037	(52,476,934)	(942,440,077)	2,185,356,551	4,090,930,754	247,497	4,091,178,251

Cencosud S.A. and subsidiaries
Consolidated statement of changes in net equity
For the nine months ended September 30, 2014 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	89,527,578	89,527,578	221,189	89,748,767
Other comprehensive income	-	-	224,631,885	(8,497,400)	38,225	-	-	216,172,710	-	216,172,710	15,823	216,188,533

Total Comprehensive income	-	-	224,631,885	(8,497,400)	38,225	-	-	216,172,710	89,527,578	305,700,288	237,012	305,937,300

Share issuance	-	-	-	-	-	-	-			-
Dividends	-	-	-	-	-	-	-		(32,735,773)	(32,735,773)		(32,735,773)
Stock option (see 20)	-	-	-	-	-	1,840,503	-	1,840,503	-	1,840,503	(27,069,987)	(25,229,484)
Decrease due to changes in ownership interest without a loss of control (see 15.4)	-	-	-	-	-	-	-	-	-	-	-	-

Total transactions with owners	-	-	224,631,885	(8,497,400)	38,225	1,840,503	-	218,013,213	56,791,805	274,805,018	(26,832,975)	247,972,043

Total Changes in equity	-	-	224,631,885	(8,497,400)	38,225	1,840,503	-	218,013,213	56,791,805	274,805,018	(26,832,975)	247,972,043
Ending balance, as of September 30, 2014	2,321,380,936	526,633,344	(390,684,266)	12,028,586	440,737	12,476,667	(52,479,121)	(418,217,397)	2,106,275,138	4,536,072,021	(26,732,889)	4,509,339,132

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Consolidated statements of cash flows
	For the nine months ended September 30,
	Unaudited
	2015	2014
	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of revenues from operating activities
Revenue from sale of goods & provision of services	9,686,891,373	9,120,849,375
Other operating activity revenue	5,648,459	8,627,226

Types of payments
Payments to suppliers for supply of goods & services	(7,662,029,654)	(7,613,372,837)
Payments to and on behalf of personnel	(1,179,376,094)	(1,011,716,350)
Other operating payments	(464,491,392)	(356,773,765)
Interest paid	-	(2,491,002)
Interest received	-	1,288,683
Taxes paid	(54,370,923)	(50,626,638)
Other cash inflows (outflows)	(110,595,508)	(8,444,568)
Cash flows from operating activities (continuing operations)	(3,146,205)	197,701
Cash flows from operating activities (discontinued operations)	(107,449,303)	(8,642,269)

Net cash flow from operating activities	221,676,261	87,340,124

Cash flows from (used in) investment activities
Cash flows from loss of control in subsidiaries classified as investment activities	169,845,372	-
Cash flows used to acquire non-controlled interests	(30,132,967)	-
Proceeds from sales of property, plant & equipment	17,266,457	186,000
Purchases of property, plant & equipment	(128,076,475)	(172,915,790)
Purchases of intangible assets	(24,298,390)	(15,785,339)
Collection from related entities	290,824,586	-
Dividends received	1,331,981	2,569,709
Interest received	2,899,662	214,054
Other cash inflows (outflows)	(97,152,060)	18,803,284
Cash flows from operating activities (continuing operations)	(96,401,789)	19,397,477
Cash flows from operating activities (discontinued operations)	(750,271)	(594,193)

Net cash flow (used in) investment activities	202,508,166	(166,928,082)

Cash flows from (used in) financing activities
Proceeds from paid in capital	-	-
Proceeds from borrowing at long–term	730,388,986	424,677,664
Proceeds from borrowing at short–term	2,125,026,071	4,997,623,504
Total loan proceeds from borrowing	2,855,415,057	5,422,301,168

Proceeds from borrowings granted by related parties	-	-
Repayments of borrowing	(3,119,149,753)	(5,140,882,316)
Dividends paid	(35,639,263)	(35,639,263)
Interest paid	(184,392,521)	(153,633,643)
Other cash outflows	43,049,819	(66,092,603)
Cash flows from operating activities (continuing operations)	7,791,123	24,145,541
Cash flows from operating activities (discontinued operations)	35,258,696	(90,238,144)

Net cash flow from financing activities	(440,716,661)	26,053,343
Net (decrease) increase in cash and cash equivalents before the effect of variations	(16,532,234)	(53,534,615)

Effects of variations in the exchange rate on cash and cash equivalents	21,345,908	6,398,812

Net (decrease) increase in cash and cash equivalents	4,813,674	(47,135,803)
Cash and cash equivalents at the beginning of the year	218,871,793	171,711,625
Cash and cash equivalents at the end of the period	223,685,467	124,575,822

Incuded in cash and cash equivalents per the statement of financial situation	223,685,467	103,034,705
Incuded in the assets of the disposal group	-	21,541,117

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited consolidated interim financial statements

1	General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 7,942,483,366 as of September 30, 2015.

During the year ended September 30, 2015, the Company employed an average of 146,720 employees, ending with a total number of 139,162 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of September 30, 2015	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco de Chile por cuenta de terceros	165,932,301	5.866%
Banco Itau por cuenta de inversionistas	127,834,663	4.519%
Horst Paulmann Kemna	70,336,573	2.487%
Fondo de Pensiones Habitat C	62,020,909	2.193%
Fondo de Pensiones Provida C	56,826,301	2.009%
Banco Santander - JP Morgan	52,113,347	1.842%
Fondo de Pensiones Habitat B	43,597,783	1.541%
Fondo de Pensiones Capital C	37,947,208	1.342%
Fondo de Pensiones Cuprum C	36,165,680	1.279%
Otros accionistas	593,491,385	20.981%

Total	2,828,723,963	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of September 30, 2015	Interest
%
Inversiones Quinchamali Limitada	20.283%
Inversiones Latadia Limitada	19.473%
Inversiones Tano Limitada	16.187%
Horst Paulmann Kemna	2.487%
Manfred Paulmann Koepfer	0.492%
Peter Paulmann Koepfer	0.498%
Heike Paulmann Koepfer	0.492%
Sucesión de doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.007%

Total	60.032%

The consolidated interim financial statements of Cencosud group as of September 30, 2015, were approved by the Board of Directors in a session held on November 27th, 2015.

2	Summary of the main accounting policies

2.1	Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the nine months ended September 30, 2015 have been prepared in accordance with IAS 34, “Interim financial reporting”. These do not include all the information required for a complete set of IFRS financial statements. However, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.2                          New and amended standards adopted by the group

(a) New standards, amendments and interpretations adopted by the group.

The following standards have been adopted by the group for the first time for the financial year beginning on  January 1st, 2014; however none of the new amendments and pronouncements had a significant  impact on the group´s financial statements:

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not have a significant effect on the group financial statements.

(b) New standards, amendments and interpretations not yet adopted.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1st 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is assessing the impact of IFRS 15.

Amendment to IFRS 10 "consolidated financial statements" IFRS and IAS 28 "Investments in associates and joint ventures". Published in September 2014. This amendment addresses an inconsistency between the requirements of the IFRS 10 and IAS 28 in the treatment of the sale or the contribution of goods between an investor and the associate or joint venture. The main consequence of the amendments is that recognizes a gain or loss completes when the transaction involves a business (is in a subsidiary or not) and a gain or loss partial when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

Amendment to IFRS 10 "consolidated financial statements" IFRS and IAS 28 "Investments in associates and joint ventures". Published in December 2014. The amendment clarifies on the application of the exception from consolidation to investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception of consolidation that is available to entities in group structures that include investment entities. The amendment to IAS 28 allows, to an entity which is not an entity's investment, but it has a stake in an associate or joint venture that is an entity of investment, a choice of accounting policy in the application of the equity method. The entity may choose to keep the measurement of fair value applied by the associate or joint venture that is an entity of investment, or instead, perform a consolidation at the level of the entity's investment (associate or joint venture). Early application is permitted.

Amendment to IAS 1 "presentation of financial statements" Published in December 2014 and is effective for fiscal years beginning on January 1, 2016. The amendment clarifies the guide for the application of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The modifications are part of initiatives on disclosures of the IASB. Early adoption is permitted.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.3	Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below. (See note 23).

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4	Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

Except for the change in the accounting policy described in note 23, no other changes in accounting policies have been applied by the Company during 2015.

3	Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of September 30, 2015.

3.1.	Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of September 30, 2015 and December 31, 2014 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of September 30, 2015 and December 31, 2014, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of September 30, 2015 and December 31, 2014:

September 2015
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	37,232,353	100
	Other financial Instrument	Highly liquid financial instruments	97,931,132	100
		Other financial investments	6,971,713	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	31,547,735				100
		Bank balances	97,302,185				100
		Short-term deposits	94,835,547				100
	Receivables	Receivables due from Bretas	3,661,638				100
		Credit card and trade receivables, net (1)	823,978,621				100
	Receivables from related entities	Related entities, current	8,950,636				100
Financial liabilities and payables	Bank loans (2)	Current	302,890,435				100
		Non-Current	286,034,877				100
	Bonds payable (2)	Current	44,727,349				100
		Non-Current	2,559,825,439				100
	Other loans (lease)	Current	2,793,733				100
		Non-Current	30,746,994				100
	Deposits and saving accounts	Current	107,952,029				100
		Non-Current	27,799,484				100
	Debt purchase affiliates	Current	12,463,969				100
		Non-Current	4,478,022				100
	Letters of credit	Non-Current	8,424,656				100
	Other financial liabilities	Current	1,417,115				100
	Trade payables	Current	1,534,301,481				100
		Non-Current	652,733				100
	Withholding taxes	Current	162,818,270				100
		Non-Current	2,856,788				100
	Payables to related entities	Current	20,018,639				100
Hedges	Hedging derivatives	Cash flow hedging liability	53,073		100
		Cash flow hedging asset	414,808,265		100
		Fair value hedging asset	63,009,450		100

(1)	The fair value of current receivables is not significantly different from their book value, since the effect of the discount rate is not significant.

(2)
The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are level II type, within the fair value hierarchy.

December 2014
			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	37,328,837	100
	Derivatives	Forward	3,844,213		100
	Shares	Shares	42,780	100
	Other financial Instrument	Highly liquid financial instruments	6,563,165	100
		Other financial investments	210,306	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	44,859,904				100
		Bank balances	129,874,187				100
		Short-term deposits	44,137,702				100
	Receivables	Receivables due from Bretas	16,938,176				100
		Credit card and trade receivables, net (1)	816,354,109				100
	Receivables from related entities	Related entities, current	1,371,016				100
Financial liabilities and payables	Bank loans (2)	Current	629,083,332				100
		Non-Current	695,092,202				100
	Bonds payable (2)	Current	50,539,046				100
		Non-Current	1,656,384,016				100
	Other loans (lease)	Current	2,671,208				100
		Non-Current	31,558,878				100
	Debt purchase affiliates	Current	25,542,999				100
		Non-Current	19,681,149
	Other financial liabilities	Current	5,939,949				100
	Trade payables	Current	1,743,224,689				100
		Non-Current	810,120				100
	Withholding taxes	Current	214,513,579				100
		Non-Current	5,323,949				100
	Payables to related entities	Current	3,302,006				100
Hedges	Hedging derivatives	Cash flow hedging liability	382,754		100
		Cash flow hedging asset	220,058,333		100
		Fair value hedging asset	65,272,783		100

(1)	The fair value of current receivables is not significantly different from their book value, since the effect of the discount rate is not significant.

(2)
The fair value has been determined using discounted cash flows valuation models. Meaningful inputs include the discount rate used to reflect the credit risk associated with Cencosud SA, these inputs are level II type, within the fair value hierarchy.

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of September 30, 2015 and December 31, 2014, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.	Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.	Liquidity risk.

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities, except for the issuance of an international bond worth USD $1 BN on February 2015.

The $1 BN notes due 2025 (USD $650 M), and due 2045 (USD $350 M), has been used to prepay indebtedness in Chile and Brazil, extending Cencosud´s debt maturity profile and improving its overall liquidity. The first tier of the issuance (USD $650 M) was used to pay in advance local liabilities in Chile, mainly used to cover the USD 400  million bridge loan entered in October 2014 to prepay the Chilean bonds BCENC A, BCENC C and BCENC D,  which used to have a covenant related the restriction to lose control of Cencosud Administradora de Tarjetas (CAT, our Financial Retail) and no waiver was granted from the bondholders. Said waiver was needed to complete the sale of 51% of CAT to Scotiabank, which was completed on May 2015. The second tier of the new issuance (USD $350 M) was used to pay indebtedness in Brazil.

3.4                   Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade and other receivables

•	Other current financial assets

•	Cash and cash equivalents (excluding bank overdrafts)

•	Trade and other payables

•	The following assets and liabilities within the held-for-sale disposal group:

–	Cash and cash equivalents

–	Other current assets

–	Trade and other payables

–	Borrowings

–	Other current liabilities

4	Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31st 2014, with the exception of changes in estimates that are required in determining the provision for income taxes, and the change of the policy of recognition of the measurement to fair value of financial derivatives (see note 17 and note 23 respectively).

5	Other financial assets, current and non-current

The composition of this item as of September 30, 2015 and December 31, 2014 includes the following:
	As of
Other financial assets, current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Shares	-	42,780
Mutual Funds Shares(*)	37,232,353	37,328,837
Hedging derivatives	-	3,844,213
Highly liquid financial instruments	97,931,132	6,563,165
Total other financial assets, current	135,163,485	47,778,995

	As of
Other financial assets, non-current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Hedging derivatives	477,817,715	285,331,116
Financial investments Long term	6,971,713	210,306
Account receivable due from Bretas	3,661,638	16,938,176
Total other financial assets, non-current	488,451,066	302,479,598

(*)	Mutual Funds shares are mainly fixed rate investments.

6	Trade receivables and other receivables

Trade receivables and other receivables as of September 30, 2015 and December 31, 2014 are as follows:

	As of
Trade receivables and other receivables net, current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables net, current	140,657,732	190,629,343
Credit card receivables net, current	350,267,416	272,626,749
Other receivables, net, current	301,266,183	317,357,759
Letters of credit loans	791,842	962,903

Total	792,983,173	781,576,754

	As Of
Trade receivables and other receivables, net, non-current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables net, non-current	383,303	960,006
Credit card receivables net, non-current	4,872,230	2,800,679
Other receivables, net, non-current	16,074,183	20,614,649
Letters of credit loans	9,665,732	10,402,021
Total	30,995,448	34,777,355

	As of
Trade receivables and other receivables, gross, current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables gross, current	161,153,331	210,196,220
Credit card receivables gross, current	367,760,087	287,514,053
Other receivables gross, current	312,850,438	328,546,822
Letters of credit loans	953,882	962,904
Total	842,717,738	827,219,999

	As of
Trade receivables and other receivables, gross, non-current	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables gross, non-current	383,303	960,006
Credit card receivables gross, non-current	4,872,230	2,800,679
Other receivables gross, non-current	16,074,183	20,614,649
Letters of credit loans, non-current	9,665,732	10,402,021
Total	30,995,448	34,777,355

	As of
Trade receivables and other receivables close to maturity	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Less than three months	580,588,413	606,401,384
Between three and six months	73,457,032	73,829,507
Between six and twelve months	74,326,357	46,238,087
In more than twelve months	30,995,448	34,777,355

Total	759,367,250	761,246,333

The maturity of past due trade receivables as of September 30, 2015 and December 31, 2014 is as follows:

	As Of
Trade receivables past due but not impaired	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Past due in less than three months	79,708,981	54,092,055
Past due between three and six months	17,590,052	18,260,439
Past due between six and twelve months	5,361,871	5,791,956
Past due in more than twelve months	11,685,032	22,606,571

Total	114,345,936	100,751,021

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Initial balance	45,643,245	91,600,887
Increase in provision	20,754,290	145,456,872
Utilized provision	(17,678,472)	(97,906,650)
Decrease in provision	(54,454,879)	(38,037,483)
Reclassified to assets held for sale	55,470,381	(55,470,381)

Total	49,734,565	45,643,245

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; the Cencosud Group does not request collateral as a guarantee.

7	Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations,  It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”, The Company has a policy to disclose all transactions performed with related parties during the period,

7.1	Board of Directors and key management of the Company

The Board of Directors as of September 30, 2015 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer

Key management of the Company as of September 30, 2015 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer

7.2	Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2015, set the following amounts for the 2015 period:

•
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the nine months ended September 30, 2015 and 2014 are as follows:

Name	Role	September 30, 2015	September 30, 2014
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	147,827	135,976
Heike Paulmann Koepfer	Director	73,913	67,988
Peter Paulmann Koepfer	Director	73,913	67,988
Cristián Eyzaguirre Johnston	Director	73,913	67,988
Roberto Oscar Philipps	Director	98,551	90,651
Erasmo Wong Lu Vega (*)	Director	73,913	67,988
David Gallagher Patrickson	Director	98,551	90,651
Julio Moura	Director	73,913	67,988
Richard Bûchi Buc	Director	98,551	90,651

Total		813,045	747,869

(*) Mr. Erasmo Wong Lu has resigned to his designation as Director, with effective date as from August 26th, 2015.

7.3	Compensation paid to senior management

Key management compensation	September 30, 2015	September 30, 2014
	ThCh$	ThCh$
Salary and other short term employee benefits	4,115,678	3,896,628
Share based payments	262,329	494,287
Total	4,378,007	4,390,915

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results, These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8                                Inventory

The composition of this item as of September 30, 2015 and December 31, 2014 is as follows:

	As of
Inventory category	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Raw materials	5,104,185	6,804,775
Goods	1,306,857,575	1,219,396,964
Finished Goods	-	235,448
Provisions	(125,861,573)	(131,827,604)

Total	1,186,100,187	1,094,609,583

The composition of inventories by business line as of September 30, 2015 and December 31, 2014 is as follows:

	As of September 30, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,003,123	3,101,062	-	5,104,185
Goods	185,771,453	716,157,843	279,066,706	1,180,996,002
Finished Goods	-	-	-	-

Total	187,774,576	719,258,905	279,066,706	1,186,100,187

	As of December 31, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,116,044	4,688,732	-	6,804,776
Goods	153,451,257	695,663,533	238,454,570	1,087,569,360
Finished Goods	-	235,447	-	235,447

Total	155,567,301	700,587,712	238,454,570	1,094,609,583

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

9          Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of September 30, 2015 and December 31, 2014 is as follows:

	As of
Intangibles assets other than goodwill net	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Finite life intangible assets, net	133,453,217	125,471,527
Indefinite life intangible assets, net	274,996,469	275,070,653

Intangible assets, net	408,449,686	400,542,180

Patents, Trade Marks and Other Rights, Net	274,996,469	275,070,653
Software (IT)	102,521,451	88,441,290
Other Identifiable Intangible Assets, net	30,931,766	37,030,237

Identifiable Intangible Assets, Net	408,449,686	400,542,180

	As of
Intangibles assets other than goodwill gross	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Finite life intangible assets, Gross	245,090,510	216,527,275
Indefinite life intangible assets, Gross	274,996,469	275,070,653

Intangible Assets, Gross	520,086,979	491,597,928

Patents, Trade Marks and Other Rights, Gross	274,996,469	275,070,653
Software (IT)	194,168,768	160,757,436
Other Identifiable Intangible Assets, Gross	50,921,742	55,769,839

Identifiable Intangible Assets, Gross	520,086,979	491,597,928

	As of
Accumulated amortization and value impairment	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Finite life intangible assets	(111,637,293)	(91,055,748)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(111,637,293)	(91,055,748)

Software (IT)	(91,647,317)	(72,316,146)
Other Identifiable Intangible Assets (*)	(19,989,976)	(18,739,602)

Accumulated amortization and value impairment	(111,637,293)	(91,055,748)

(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of September 30, 2015 and December 31, 2014 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The detail of the amounts of identifiable intangible assets that are individually significant as of September 30, 2015 and December 31, 2014 is as follows:

Individually significant identifiable Intangible assets	Book Value September 2015	Book Value December 2014	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	35,540,487	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	77,542,879	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	14,762,371	19,137,928	Indefinite	Brazil	Supermarkets
Perini Brand	661,004	856,926	Indefinite	Brazil	Supermarkets
Prezunic Brand	10,062,203	13,044,633	Indefinite	Brazil	Supermarkets

Total	274,996,469	275,070,653

The factors for considering the brands with indefinite useful lives over time are the following:

•
Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•
Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•
Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure, They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry, An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•
Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

10	Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

10.1                      Measuring recoverable value of the Goodwill,

Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach by the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

10.2                      Main key assumptions for the 2014 annual test,

a) Discount rate

The real discount rate applied to annual test conducted in September 2014, was estimated based on historical data of average cost rate of capital with a leverage of 23%, by considering as reference the major competitors in the industry. Differentiated discount rate is used in each of the countries where the Company operates, depending on the associated local risks. Used rates are shown in the table below:

Segment and Country	Chile	Colombia	Peru	Colombia	Brazil

Supermarkets	9.60%	31.07%	10.65%	9.51%	10.30%
Department Stores	9.17%	-	8.89%	-	-
Home Improvement	9.54%	34.33%	-	9.23%	-

b) Other assumptions

The financial projections used to determine the net present value of future cash flows are modeled considering the main variables of historical flows of each CGU and approved budgets. In this sense, a conservative growth rate is used, which generally vary between 0% and 3%, and from 0.5% to 1% beyond the fifth year projection. This takes into consideration the degree of maturity of each investment. In this regard, the most sensitive variables in these projections are: the discount rates applied in determining the net present value of projected cash flows; the operating costs; the market prices for the goods and services sold.

For purposes of the annual impairment test, the results are stressed by sensitizing the critical variables that affect the financial projections. These sensitizations are performed over the real WACC discount rate, with a range of variation of +-5%; and over +-10% for the perpetuity growth rate.

The recoverable amount of the annual test 2014 exceeded the book value of each CGU. The results of the sensitivity analysis, performed on the critical variables, also showed that any recoverable value exceeded its respective carrying amount by CGU.

10.3                      Impairment risks on Cash Generating Unit Supermarkets - Brazil,

During the first half 2015 the Brazilian economy has decreased pushed by the political crisis, especially since the 2nd quarter of this year. These circumstances affect the expectations adopted by the 2014 annual impairment test, for the 2015 and successive projections.

External Indicators

The most representative variables of the hard economic conditions in Brazil and the weakening of the market are the following:

a) Devaluation of local currency against the dollar: Brazilian Real (BRL) felt 15% in front of the American Dollar (USD) during the first half of 2015 (December 31, 2014 at BRL $ 2.6926 / USD; June 30 2015 BRL $ 3.0975 / USD).
b) Decrease in GDP growth. Falling from 0.1% growth in 2014, to a projection (tending to a contraction) of -1.5% in 2015 (IMF Bulletin, July 2015).
c) Increase of the unemployment rate. From a 4.8% unemployment rate at the end of 2014; to a 6.7% unemployment rate as of May 2015.
d) Persistent high inflation. By passing from a rate of 6.4% in the year 2014 to 8.4% in the last 12 months to May 2015 measured.
e) Significant increase in Producers Price Index (PPI). Raw materials have experimented meaningful increase. The SELIC (Bank overnight rate) has reached a level of 13.75%, one of the highest among the ten largest economies in the world.

As a consequence of worsening macroeconomic variables in Brazil, the Company has made a permanent monitoring of the CGU Supermarkets in Brazil performance in 2015. These aforementioned impacts on following internal indicators.

Internal Indicators

a) Decrease in sales in local currency. Showing a 1.4% growth in last 12 months, a figure lower than the expected in the company's projections for 2015.
b) Decrease in sales in local currency by quarter. The 2015 second quarter sales felt 5.3%, in comparison with the same quarter of 2014.
c) Adjusted EBITDA. The adjusted EBITDA in local currency were 1.4% measured in the last twelve months. This index is lower than the official budget projection figure.

That change in the Brazilian macroeconomic expectations has driven the Company to permanently monitor that CGU´s performance. Being that, after evaluating the Supermarkets – Brazil segment development, the Group has considered that there are qualitative indications that the goodwill of the Supermarkets - Brazil CGU could be at risk of failing a new impairment test. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was done by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated WACC rate.

The financial model showed that the recoverable amount of the CGU Supermarkets - Brazil was lower than the carrying value of its long-term assets, for this reason, the Group recorded a goodwill impairment in the amount of M $116,771,460 (BRL $ 566 million).

Reconciliation of the Brazilian Goodwill books value

Concept	ThCh$

Initial balance as of December 31, 2014	569,584,936
Increase (decrease) for changes in foreign exchanges	(113,140,112)
Impairment (recognized June 30, 2015)	(116,771,460)
Ending balance as of September 30, 2015	339,673,364

The Supermarkets – Brazil impairment loss of goodwill, effective at June 30 2015, has been recognized within the Interim consolidated statement of comprehensive income by function, under the "Other gains and losses" line (see 15.4). This impairment does not represent any impact over the Company’s cash flows.

According to IAS 36.124, the reversal of an impairment loss for goodwill is prohibited.

Sensitization of the critical variables of the financial model for the recoverable value of the CGU Supermarkets Brazil outcomes the next scenarios:

●	An increase of 5% of the real WACC rate would produce a recoverable amount 5.25% lower.
●	A decrease of 5% of the real WACC rate would produce a recoverable amount 5.83% higher.
●	A decrease of 10% of perpetuity growth rate would produce a recoverable amount 0.48% lower.
●	An increase of 10% of perpetuity growth rate would produce a recoverable amount 0.48% higher.

The deferred taxes generated by the impairment of goodwill of Brazil Supermarkets segment have been recorded in accordance with IAS 36, paragraph 64 and IAS 12, by comparing the carrying amount of the deferred asset with its tax base as of September 30, 2015. (see note 17)

10.4                      Goodwill by segment and country,

The following table details goodwill balances and movements by operating segment and country as of September 30, 2015 and December 31, 2014:

Goodwill per operating segment and country	As of December, 2014	Impairment	Increase (decrease) foreign exchange	As of September, 2015

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	-	6,843	157,190
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(113,140,112)	339,673,364
Supermarkets—Peru	268,644,820	-	18,083,518	286,728,338
Supermarkets— Colombia	499,279,860	-	(39,942,388)	459,337,472
Financial services – Colombia	59,438,079	-	(4,755,047)	54,683,032
Shopping Centers – Colombia	35,662,847	-	(2,853,028)	32,809,819
Home Improvement—Argentina	3,208,796	-	148,909	3,357,705
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463
Total	1,682,348,563	(116,771,460)	(142,451,305)	1,423,125,798

11                                Property, plant and equipment

11.1	The composition of this item as of September 30, 2015 and December 31, 2014 is as follows:

	As of
Property, plant and equipment categories, net	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Construction in progres	69,405,773	108,039,312
Land	755,087,746	771,941,960
Buildings	1,122,925,888	1,138,386,080
Plant and equipment	264,102,229	271,557,150
Information technology equipment	36,891,680	41,570,626
Fixed installations and accessories	365,899,943	383,530,334
Motor vehicles	742,031	3,256,956
Leasehold improvements	212,695,626	260,036,836
Other property plant and equipment	23,413,116	31,409,202
Totals	2,851,164,032	3,009,728,456

	As of
Property, plant and equipment categories, gross	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Construction in progress	69,405,773	108,039,312
Land	755,087,746	771,941,960
Buildings	1,370,793,744	1,307,766,446
Plant and equipment	632,522,228	574,031,893
Information technology equipment	150,090,992	140,855,699
Fixed installations and accessories	752,020,642	730,008,063
Motor vehicles	5,042,806	7,848,595
Leasehold improvements	267,873,315	316,018,733
Other property plant and equipment	29,296,697	36,689,120
Totals	4,032,133,943	3,993,199,821

	As of
Accumulated depreciation and impairment of property, plant and equipment	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Buildings	(247,867,856)	(169,380,366)
Plant and equipment	(368,419,999)	(302,474,743)
Information technology equipment	(113,199,312)	(99,285,073)
Fixed installations and accessories	(386,120,699)	(346,477,729)
Motor vehicles	(4,300,775)	(4,591,639)
Leasehold improvements	(55,177,689)	(55,981,897)
Other property plant and equipment	(5,883,581)	(5,279,918)
Totals	(1,180,969,911)	(983,471,365)

 11.2                      The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

12	Investment properties

12.1	The roll-forward of investment properties at September 30, 2015 and December 31, 2014 is the following:

	As of
Roll-forward of investment properties, net, fair value method	September 30, 2015	December 31, 2014
	ThCh$	ThCh$
Investment properties, net, initial value	1,663,592,396	1,568,432,058
Change in unrealized gains (losses)	56,392,525	100,772,615
Additions, Investment Properties, Fair Value Method	5,739,254	25,060,310
Acquisition from a business combination	-	-
Transfer to (from) owner-occupied property, investment property, cost model	(11,735,573)	(15,535,083)
Retirement, investment properties, Fair Value Method	-	-
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	18,207,089	(15,137,504)

Changes in Investment Properties, Fair Value Method, Total	68,603,295	95,160,338

Investment Properties, Fair Value Method, Final Balance	1,732,195,691	1,663,592,396

12.2	Income and expense from investment properties

	For the nine months ended
Roll-forward of investment properties, net fair value method	September 30, 2015	September 30, 2014
	ThCh$	ThCh$
Revenue from Investment Property Leases	175,735,788	151,443,931
Direct Expense of Operation of Investment Properties which generate lease revenue	59,449,575	42,799,882

12.3	As of September 30, 2015 and December 31, 2014, investment properties are not encumbered,

12.4	As of September 30, 2015 there are commitments to acquire investment properties by ThCh$ 15,357,195 (ThCh$ 18,415,052 as of December 31, 2014),

12.5	There are no restrictions on ownership of assets,

12.6	Other projects

The Costanera Center project corresponds to assets that have been classified as investment property. As of September 30, 2015 and December 31, 2014, this project has been valued using the fair value model. The methodology used in the valuation of these assets and used significant assumptions are described in note 4.5 of the annual financial statements as of December 31, 2014.

13	Other financial liabilities, current and non-current

The composition of this item as of September 30, 2015 and December 31, 2014 is the following:

13.1               Types of interest bearing (accruing) loans

	Balance as of 9/30/2015		Balance as of 12/31/2014
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	302,890,435	286,034,877	629,083,332	695,092,202
Bond debt (2)	44,727,349	2,559,825,439	50,539,046	1,656,384,016
Other loans—leases	2,793,733	30,746,994	2,671,208	31,558,878
Other financial liabilities (hedge activities)	53,073	-	382,754	-
Time deposits (3)	104,736,679	27,799,484	25,347,841	28,315,851
Term savings accounts	458,638	-	-	-
Letters of credit	-	8,424,656	-	-
Deposits and other demand deposits	2,756,712	-	-	-
Debt purchase Bretas	-	-	-	12,697,096
Debt purchase Prezunic	11,043,552	-	21,539,582	4,891,649
Debt M, Rodriguez	-	1,778,012	-	2,092,404
Debt purchase Johnson	1,420,417	2,700,010	4,003,417	-
Other Financial liabilities—other	1,417,115	-	5,939,949	-
Totals Loans	472,297,703	2,917,309,472	739,507,129	2,431,032,096

(1)	Bank loans correspond to loans taken out with banks and financial institutions,
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons and 19 institutions. The average maturity of these deposits is 126 days as of September 30, 2015, and 196 days as of December 31, 2014.

13.2	Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of September 30, 2015 and December 31, 2014 the Company was in compliance with the aforementioned financial debt covenants.

14                           Provisions and other liabilities

14.1	Provisions

The composition of this item as of September 30, 2015 and December 31, 2014 is as follows:

	As of
	Current		Non-current
Accruals and provision	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision	14,722,492	10,911,238	89,995,830	88,428,946
Onerous contracts provision	3,667,969	4,286,320	13,415,646	16,336,833

Total	18,390,461	15,197,558	103,411,476	104,765,779

14.2	Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	13,159,496	-	13,159,496
Increase (decrease) in existing provisions	3,853,747	(3,232,979)	620,768
Provision used during the year	(1,207,628)	-	(1,207,628)
Increase (decrease) in foreign exchange rate	(10,427,477)	(306,559)	(10,734,036)

Changes in provisions, total	5,378,138	(3,539,538)	1,838,600

Total provision, closing balance as of September 30, 2015	104,718,322	17,083,615	121,801,937

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869
Movements in Provisions:
Additional provisions	15,688,454	-	15,688,454
Increase (decrease) in existing provisions	(9,569,206)	(4,410,328)	(13,979,534)
Provision used during the year	(11,984,434)	-	(11,984,434)
Increase (decrease) in foreign exchange rate	(1,836,299)	(414,586)	(2,250,885)
Other increase (decrease)	(2,139,133)	-	(2,139,133)

Changes in provisions, total	(9,840,618)	(4,824,914)	(14,665,532)

Total provision, closing balance as of December 31, 2014	99,340,184	20,623,153	119,963,337

15	Net equity

15.1	Paid-in capital

As of September 30, 2015, and December 31, 2014, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936.

15.2                      Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012, 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was Ch$ 3,555,56. The final issue share price was Ch$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value, 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between December 31, 2014 and September 30, 2015

Movement of authorized shares	No of shares
Authorized shares as of December 31, 2014	2,889,022,734
Authorized shares as of September 30, 2015	2,889,022,734

Movement in issued and fully paid shares	No of shares	Total ThCh$
Paid shares as of December 31, 2014	2,828,723,963	2,321,380,936
Paid shares as of September 30, 2015	2,828,723,963	2,321,380,936

As of  September 30, 2015 and December 31, 2014, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

15.3	Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

On -November 3rd, 2014, the Board of Directors agreed on distributing an interim dividend of Ch$8 per share in relation to the profits of 2014. This dividend was paid on December 3th, 2014. This dividend was given to those shareholders registered as of  November 27th 2014.

As of September 30, 2015, the Group has recognized a minimum dividend payment for the interim results up to that date of ThCh$ 633,604 (ThCh$ 13,603,115 as of 12-31-2014); with effect on equity for the nine months ended September 30, 2015 amounts to ThCh$ 22,669,751 (ThCh$ 47,829,433 as of December 31, 2014).

15.4	Changes in ownership interest

No changes relating to ownership interest have occurred between 12/31/2014 and 9/30/2015.

In 2014, the increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S,A, and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

16                           Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

Expenses by nature of integral income by function	9-30-2015	9-30-2014
	ThCh$	ThCh$
Cost of sales	5,669,627,905	5,650,384,555
Distribution cost	20,275,644	18,707,492
Administrative expenses	1,849,722,767	1,651,647,696
Other expenses by function (*)	122,779,162	125,809,935

Total	7,662,405,478	7,446,549,678

(*)	Mainly includes marketing expenses,

16.1	Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	5,331,343,656	-	5,331,343,656	5,342,332,245	-	5,342,332,245
Other cost of sales	358,684,273	20,400,024	338,284,249	350,074,487	42,022,177	308,052,310
Personnel expenses	1,170,636,263	8,616,416	1,162,019,847	1,073,226,694	19,153,770	1,054,072,924
Depreciation and amortization	164,668,648	715,030	163,953,618	150,111,915	1,691,568	148,420,347
Distribution cost	20,275,644	-	20,275,644	18,707,492	-	18,707,492
Other expenses by function	122,779,162	-	122,779,162	125,809,935	-	125,809,935
Cleaning	60,697,937	23,750	60,674,187	54,664,662	64,051	54,600,611
Safety and security	52,422,957	25,803	52,397,154	43,917,340	51,111	43,866,229
Maintenance	67,131,009	493,522	66,637,487	62,944,412	663,200	62,281,212
Professional fees	59,187,133	687,767	58,499,366	55,496,078	1,927,305	53,568,773
Bags for Customers	17,516,658	-	17,516,658	18,042,203	-	18,042,203
Credit card commission	75,073,616	11,352	75,062,264	63,824,447	-	63,824,447
lease	144,457,971	548,126	143,909,845	137,739,173	1,550,254	136,188,919
Other	72,666,884	6,243,329	66,423,555	92,503,246	24,198,965	68,304,281

Total	7,717,565,563	37,788,871	7,679,776,692	7,592,803,409	94,731,481	7,498,071,928

16.2	Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	920,110,664	7,755,321	912,355,343	853,461,486	17,003,162	836,458,324
Short-term employee benefits	189,335,303	444,059	188,891,244	197,143,578	1,141,631	196,001,947
Termination benefits	61,190,297	417,037	60,773,260	22,621,630	1,008,977	21,612,653

Total	1,170,636,263	8,616,416	1,162,019,847	1,073,226,694	19,153,770	1,054,072,924

16.3	Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	143,408,533	36,460	143,372,073	136,405,929	274,996	136,130,933
Amortization	21,260,115	678,570	20,581,545	13,705,986	1,416,572	12,289,414

Total	164,668,648	715,030	163,953,618	150,111,915	1,691,568	148,420,347

16.4	Other gains (losses)

Other gain (losses)	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gains obtained from sales of subsidiaries (see note 21)	61,372,533	-	61,372,533	-	-	-
Assets impairment (see note 10)	(116,771,460)	-	(116,771,460)	-	-	-
Fair value derivatives	(6,519,527)	-	(6,519,527)	-	-	-
Insurance claims	-	-	-	1,411,112	-	1,411,112
Sales of Property, plant and equipment	11,749,256	-	11,749,256	372,490	-	372,490
Other Net Gains and Losses	(11,543,750)	-	(11,543,750)	(4,048,661)	2,601,862	(6,650,523)

Total	(61,712,948)	-	(61,712,948)	(2,265,059)	2,601,862	(4,866,921)

16.5	Other operating income

Other operating income	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	2,387,933	-	2,387,933	3,201,860	-	3,201,860
Recovery of fees	2,311,899	-	2,311,899	1,754,852	-	1,754,852
Increase on revaluation of investment properties	56,392,525	-	56,392,525	26,367,626	-	26,367,626
Other Income	5,157,822	883,399	4,274,423	5,273,336	198,188	5,075,148

Total	66,250,179	883,399	65,366,780	36,597,674	198,188	36,399,486

16.6                      Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014

	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	-	-	-	-	-	-
Other finance income	13,496,972	862,350	12,634,622	5,557,353	269,291	5,288,062

Financial income	13,496,972	862,350	12,634,622	5,557,353	269,291	5,288,062

Bank loan expenses	(82,414,301)	(33,329)	(82,380,972)	(74,376,015)	(98,788)	(74,277,227)
Bond debt expenses	(90,551,100)	-	(90,551,100)	(68,518,042)	-	(68,518,042)
Interest on bank loans	(7,595,495)	(5,195,830)	(2,399,665)	(19,770,124)	(9,885,062)	(9,885,062)
Valuation of financial derivatives expenses	(5,421,550)	-	(5,421,550)	22,868,703	-	22,868,703

Financial Expenses	(185,982,447)	(5,229,160)	(180,753,287)	(139,795,478)	(9,983,850)	(129,811,628)

Results from UF indexed bonds in Chile	(13,229,123)	(38,046)	(13,191,077)	(26,267,131)	(1,281,445)	(24,985,686)
Results from UF indexed Brazil	(2,019,695)	-	(2,019,695)	(4,416,799)	-	(4,416,799)
Results from UF indexed Other	(684,866)	-	(684,866)	3,033,553	-	3,033,553

(Losses) gains from indexation	(15,933,684)	(38,046)	(15,895,638)	(27,650,377)	(1,281,445)	(26,368,932)

Financial debt IFC-ABN Argentina	(708,189)	-	(708,189)	(3,120,304)	-	(3,120,304)
Bond debt USA and Peru	(94,969,051)	2,760,915	(97,729,966)	(22,562,193)	(5,539,807)	(17,022,386)
Financial debt Peru	(3,601,778)	-	(3,601,778)	(761,122)	-	(761,122)
Financial assets and Financial debt—Colombia	(5,102,934)	-	(5,102,934)	150,070	-	150,070

Exchange difference	(104,381,952)	2,760,915	(107,142,867)	(26,293,549)	(5,539,807)	(20,753,742)

Financial results total	(292,801,110)	(1,643,940)	(291,157,170)	(188,182,051)	(16,535,811)	(171,646,240)

17	Income tax expense

The charge (credit) to periodic results within the Interim consolidated statement of comprehensive income by function related to the income tax amounts were (M$ 33,859,507) as of September 30, 2015; and M$ 33,577,622, as of September 30, 2014, as the table bellow:

	September 30, 2015	September 30, 2014
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	93,737,744	62,239,205
Deferred tax (income) related to creation or reversal of temporary differences	(133,487,664)	(28,661,583)
Deferred tax (income) related to changes in tax rates	5,890,413	-
Expense (income) for income tax	(33,859,507)	33,577,622

The increase in deferred income taxes as of September 30, 2015 is mainly explained by the recognition of deferred tax over the goodwill impairment in the Supermarkets segment - Brazil  (M$ 38,942,000); and because of the impact on new jurisprudence in Colombia, thaw allows the Company to use 2014 and 2013 losses in order to generate a compensation attributable to CREE tax by  (M$ 43,696,915).

18                            Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

18.1	Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2	Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine months ended September 30, 2015 and September 30, 2014 in thousands of Chilean pesos is the following:

Regional information by segment
Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the nine months ended September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,885,988,552	175,735,788	1,046,987,247	708,227,741	118,858,833	6,685,205	7,942,483,366	(60,759,616)
Cost of sales	(4,410,135,380)	(24,021,672)	(694,280,634)	(504,370,200)	(33,467,009)	(3,353,010)	(5,669,627,905)	20,400,024

Gross Margin	1,475,853,172	151,714,116	352,706,613	203,857,541	85,391,824	3,332,195	2,272,855,461	(40,359,592)

Other revenues by function	6,760,794	56,415,552	227,388	846,935	33,444	1,082,667	65,366,780	(436,450)
Sales, general and administrative expenses	(1,292,710,153)	(35,427,903)	(294,032,914)	(201,163,257)	(49,068,263)	(120,375,083)	(1,992,777,573)	17,371,214
Financial expenses and income, net	-	-	-	-	14,223,102	(182,341,767)	(168,118,665)	14,223,102
Participation in profit or loss of equity method associates	120,519	3,863,582	-	-	4,787,075	-	8,771,176	-
Exchange differences	-	-	-	-	(2,760,915)	(104,381,952)	(107,142,867)	(2,760,915)
(Losses) from Indexation	-	-	-	-	38,046	(15,933,684)	(15,895,638)	38,046
Other earnings (Losses), net	-	-	-	-	(3,741)	(61,709,207)	(61,712,948)	(3,741)
Income tax charge	-	-	-	-	2,683,876	31,175,631	33,859,507	2,683,876
Profit attributable to Non-controlling interests	-	-	-	-	9,244,460	-	9,244,460	9,244,460

Profit (loss)	190,024,332	176,565,347	58,901,087	3,541,219	64,568,908	(449,151,200)	44,449,693	-
Profit (loss) from continued operations	190,024,332	176,565,347	58,901,087	3,541,219	64,568,908	(449,151,200)	35,205,233	(9,244,460)
Profit (loss) from discontinued operations	-	-	-	-	-	-	9,244,460	9,244,460
Profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,189,695)	(1,189,695)	-

Profit for the year attributable to controlling shareholders, Total	190,024,332	176,565,347	58,901,087	3,541,219	64,568,908	(450,340,895)	43,259,998	-
Depreciation and amortization	99,558,594	6,046,473	20,224,589	24,323,427	1,893,067	11,907,468	163,953,618	(715,030)

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated operation total	Discontinued operation financial services
For the nine months ended September 30, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,916,731,378	151,443,931	870,043,591	671,448,293	88,457,455	(1,928,092)	7,696,196,556	(155,173,273)
Cost of sales	(4,532,970,992)	(16,525,636)	(569,088,902)	(502,447,243)	(25,990,381)	(3,361,401)	(5,650,384,555)	42,022,177

Gross Margin	1,383,760,386	134,918,295	300,954,689	169,001,050	62,467,074	(5,289,493)	2,045,812,001	(113,151,096)

Other revenues by function	7,108,909	26,429,354	725,185	722,909	(3)	1,413,132	36,399,486	(198,189)
Sales, general and administrative expenses	(1,212,871,609)	(26,274,246)	(230,342,844)	(184,478,927)	(29,517,709)	(112,679,788)	(1,796,165,123)	51,522,250
Financial expenses and income, net	-	-	-	-	29,252,884	(153,776,450)	(124,523,566)	29,252,884
Participation in profit or loss of equity method associates	(606,444)	3,769,144	-	-	-	-	3,162,700	-
Exchange differences	-	-	-	-	15,653,220	(36,406,962)	(20,753,742)	15,653,220
(Losses) from Indexation	-	-	-	-	3,652,430	(30,021,362)	(26,368,932)	3,652,430
Other earnings (Losses), net	-	-	-	2,434,854	(19,607)	(7,282,168)	(4,866,921)	(19,607)
Income tax charge	-	-	-	-	2,657,622	(36,235,244)	(33,577,622)	2,657,622
Profit attributable to Non-controlling interests	-	-	-	-	10,630,486	-	10,630,486	10,630,486

Profit (loss)	177,391,242	138,842,547	71,337,030	(12,320,114)	94,776,397	(380,278,335)	89,748,767	-
Profit (loss) from continued operations	177,391,242	138,842,547	71,337,030	(12,320,114)	94,776,397	(380,278,335)	79,118,281	(10,630,486)
Profit (loss) from discontinued operations	-	-	-	-	-	-	10,630,486	10,630,486
Profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(221,189)	(221,189)	-

Profit for the year attributable to controlling shareholders, Total	177,391,242	138,842,547	71,337,030	(12,320,114)	94,776,397	(380,499,524)	89,527,578	-
Depreciation and amortization	100,113,393	4,138,265	15,083,520	19,391,699	1,390,779	8,302,691	148,420,347	1,691,568

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3	Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the nine months ended September 30, 2015	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,820,920,259	94,568,866	360,856,366	669,141,272	2,248,718	2,760,350	2,950,495,831	(60,759,616)
Cost of sales	(1,372,889,506)	(4,416,429)	(261,984,986)	(472,477,489)	427,291	(199,594)	(2,111,540,713)	20,400,024

Gross margin	448,030,753	90,152,437	98,871,380	196,663,783	2,676,009	2,560,756	838,955,118	(40,359,592)

Argentina
Ordinary income, total	1,551,906,276	60,578,614	639,021,582	-	73,644,249	5,852,781	2,331,003,502	-
Cost of sales	(1,060,439,101)	(17,171,577)	(396,259,056)	-	(18,261,973)	(2,735,510)	(1,494,867,217)	-

Gross margin	491,467,175	43,407,037	242,762,526	-	55,382,276	3,117,271	836,136,285	-

Brazil
Ordinary income, total	1,276,039,585	-	-	-	4,216,705	-	1,280,256,290	-
Cost of sales	(1,001,899,167)	-	-	-	-	-	(1,001,899,167)	-

Gross margin	274,140,418	-	-	-	4,216,705	-	278,357,123	-

Peru
Ordinary income, total	622,189,402	13,741,460	-	39,086,469	34,451,236	795,078	710,263,645	-
Cost of sales	(482,644,513)	(2,198,632)	-	(31,892,711)	(15,632,369)	(696,483)	(533,064,708)	-

Gross margin	139,544,889	11,542,828	-	7,193,758	18,818,867	98,595	177,198,937	-

Colombia
Ordinary income, total	614,933,030	6,846,848	47,109,299	-	4,297,925	(2,723,004)	670,464,098	-
Cost of sales	(492,263,093)	(235,034)	(36,036,592)	-	42	278,577	(528,256,100)	-

Gross margin	122,669,937	6,611,814	11,072,707	-	4,297,967	(2,444,427)	142,207,998	-

Gross margin by country and segment

For the nine months ended September 30, 2014	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,691,068,939	85,261,995	337,244,442	647,076,514	329,539	(861,193)	2,760,120,236	(155,173,273)
Cost of sales	(1,278,907,218)	(4,031,002)	(242,872,304)	(480,055,068)	(260,541)	(427,779)	(2,006,553,912)	42,022,177

Gross margin	412,161,721	81,230,993	94,372,138	167,021,446	68,998	(1,288,972)	753,566,324	(113,151,096)

Argentina
Ordinary income, total	1,285,766,639	46,024,675	484,150,393	-	48,481,160	2,536,845	1,866,959,712	-
Cost of sales	(892,081,599)	(11,893,440)	(289,728,899)	-	(9,624,467)	(1,837,086)	(1,205,165,491)	-

Gross margin	393,685,040	34,131,235	194,421,494	-	38,856,693	699,759	661,794,221	-

Brazil
Ordinary income, total	1,605,601,961	-	-	-	2,355,593	-	1,605,601,961	-
Cost of sales	(1,300,525,255)	-	-	-	-	-	(1,300,525,255)	-

Gross margin	305,076,706	-	-	-	2,355,593	-	307,432,299	-

Peru
Ordinary income, total	603,643,514	12,522,204	-	24,371,779	31,042,242	698,660	672,278,399	-
Cost of sales	(472,232,058)	(315,433)	-	(22,392,175)	(16,105,373)	(1,001,689)	(512,046,728)	-

Gross margin	131,411,456	12,206,771	-	1,979,604	14,936,869	(303,029)	160,231,671	-

Colombia
Ordinary income, total	730,650,325	7,635,057	48,648,756	-	6,248,921	(4,302,404)	788,880,655	-
Cost of sales	(589,224,862)	(285,761)	(36,487,699)	-	-	(94,847)	(626,093,169)	-

Gross margin	141,425,463	7,349,296	12,161,057	-	6,248,921	(4,397,251)	162,787,486	-

18.4	Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	83,289,991	5,289,552	10,792,892	18,414,686	2,578,089	103,320,257	223,685,467
Other financial assets, current	-	-	-	-	-	135,163,485	135,163,485
Other non-financial assets, current	7,354,274	3,188,363	2,813,644	1,736,503	301,641	3,472,590	18,867,015
Trade receivables and other receivables	262,265,337	41,561,114	52,124,316	53,470,491	370,634,905	12,927,010	792,983,173
Receivables due from related entities, current	-	-	-	-	-	8,950,636	8,950,636
Inventory	719,258,905	-	279,066,706	187,774,576	-	-	1,186,100,187
Current tax assets	13,266,520	17,043,023	4,413,705	12,294,226	1,181,497	39,610,226	87,809,197
Assets held for sale, current	-	-	-	-	-	-	-
Total current assets	1,085,435,027	67,082,052	349,211,263	273,690,482	374,696,132	303,444,204	2,453,559,160

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	488,451,066	488,451,066
Other non-financial assets, non-current	-	-	-	-	-	34,346,210	34,346,210
Trade receivables and other receivables, non-current	15,874,137	-	-	-	14,537,962	583,349	30,995,448
Equity method investments	931,798	51,908,886	-	-	193,921,068	-	246,761,752
Intangible assets other than goodwill	204,692,380	156,184	9,831,564	156,213,519	4,295,760	33,260,279	408,449,686
Goodwill	1,192,731,131	32,967,009	4,585,163	138,159,463	54,683,032	-	1,423,125,798
Property, plant and equipment	1,801,573,817	411,369,694	354,363,307	259,003,753	3,637,797	21,215,664	2,851,164,032
Investment property	-	1,732,195,691	-	-	-	-	1,732,195,691
Income tax assets, non-current	-	-	-	-	-	11,004,061	11,004,061
Deferred income tax assets	-	-	-	-	-	574,985,648	574,985,648

Total non-current assets	3,215,803,263	2,228,597,464	368,780,034	553,376,735	271,075,619	1,163,846,277	7,801,479,392
Total Assets	4,301,238,290	2,295,679,516	717,991,297	827,067,217	645,771,751	1,467,290,481	10,255,038,552

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	152,859,721	6,462,947	11,252,555	26,745,107	16,820,985	4,730,478	218,871,793
Other financial assets, current	-	-	-	-	-	47,778,995	47,778,995
Other non-financial assets, current	4,081,250	1,174,486	2,264,731	828,702	183,117	2,114,206	10,646,492
Trade receivables and other receivables	322,351,096	33,472,707	60,528,075	43,259,975	311,292,653	10,672,248	781,576,754
Receivables due from related entities, current	-	1,371,016	-	-	-	-	1,371,016
Inventory	700,587,712	-	238,454,570	155,567,301	-	-	1,094,609,583
Current tax assets	1,500,907	1,458,328	755,879	6,884,749	2,357,468	41,239,086	54,196,417
Assets held for sale, current	-	-	-	-	793,416,576	-	793,416,576
Total current assets	1,181,380,686	43,939,484	313,255,810	233,285,834	1,124,070,799	106,535,013	3,002,467,626

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	302,479,598	302,479,598
Other non-financial assets, non-current	-	-	-	-	-	33,873,417	33,873,417
Trade receivables and other receivables, non-current	20,154,938	-	-	-	13,202,701	1,419,716	34,777,355
Equity method investments	752,427	51,495,487	-	-	-	-	52,247,914
Intangible assets other than goodwill	202,601,955	119,575	6,246,077	153,168,871	3,607,455	34,798,247	400,542,180
Goodwill	1,444,501,573	35,813,194	4,436,254	138,159,463	59,438,079	-	1,682,348,563
Property, plant and equipment	2,048,467,430	356,180,482	309,921,733	261,250,882	3,600,107	30,307,822	3,009,728,456
Investment property	-	1,663,592,396	-	-	-	-	1,663,592,396
Income tax assets, non-current	-	-	-	-	-	43,047,543	43,047,543
Deferred income tax assets	-	-	-	-	-	491,398,181	491,398,181

Total non-current assets	3,716,478,323	2,107,201,134	320,604,064	552,579,216	79,848,342	937,324,524	7,714,035,603
Total Assets	4,897,859,009	2,151,140,618	633,859,874	785,865,050	1,203,919,141	1,043,859,537	10,716,503,229

18.5	Current Asset and liabilities by segment

	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Regional information by segment Current assets and liabilities at September 30, 2015
Trade accounts payable and other payables	1,124,795,433	37,378,639	270,263,331	199,014,276	37,385,675	28,282,397	1,697,119,751

Regional information by segment Current assets and liabilities at December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,338,355,251	48,485,417	249,240,761	223,566,217	60,003,612	38,087,010	1,957,738,268

18.6	Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,758,434,448	1,476,462,232	1,133,185,416	1,250,304,467	1,636,651,989	10,255,038,552
Total liabilities	4,128,656,379	829,668,111	435,410,913	365,221,333	404,903,565	6,163,860,301
Total Net equity	1,122,797,393	795,738,672	402,863,682	708,866,148	1,060,912,356	4,091,178,251
Adjustments to net investment	(493,019,324)	(148,944,551)	294,910,821	176,216,986	170,836,068	-
Net investment	629,778,069	646,794,121	697,774,503	885,083,134	1,231,748,424	4,091,178,251
Percentage of Net equity	27.4%	19.5%	9.8%	17.3%	25.9%	100.0%
Percentage of equity	15.4%	15.8%	17.1%	21.6%	30.1%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,950,428,641	1,335,607,168	1,554,510,379	1,180,226,630	1,695,730,411	10,716,503,229
Total liabilities	3,891,354,582	756,061,392	774,639,936	459,527,050	543,434,458	6,425,017,418
Total Net equity	1,057,057,189	689,904,414	779,870,443	612,357,812	1,152,295,953	4,291,485,811
Adjustments to net investment	2,016,870	(110,358,638)	-	108,341,768	-	-
Net investment	1,059,074,059	579,545,776	779,870,443	720,699,580	1,152,295,953	4,291,485,811
Percentage of Net equity	24.6%	16.1%	18.2%	14.3%	26.9%	100.0%
Percentage of equity	24.7%	13.5%	18.2%	16.8%	26.9%	100.0%

18.7	Regional information, including intersegments is as follows:

	For the nine months ended September 30, 2015
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,885,988,552	-	5,885,988,552
Shopping	278,141,406	102,405,618	175,735,788
Home Improvement	1,048,594,392	1,607,145	1,046,987,247
Department stores	708,227,741	-	708,227,741
Financial Services	118,858,833	-	118,858,833
Others	6,685,205	-	6,685,205

TOTAL	8,046,496,129	104,012,763	7,942,483,366

	For the nine months ended September 30, 2014
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	5,916,731,378	-	5,916,731,378
Shopping	258,305,840	106,861,909	151,443,931
Home Improvement	876,729,637	6,686,046	870,043,591
Department stores	671,448,293	-	671,448,293
Financial Services	88,457,455	-	88,457,455
Others	(1,928,092)	-	(1,928,092)

TOTAL	7,809,744,511	113,547,955	7,696,196,556

18.8	Non-current assets by country

At September 30, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,556,535	6,753,733	-	2,029,502	6,440	34,346,210
Trade receivables and other receivables	9,878,081	5,255,533	15,861,834	-	-	30,995,448
Equity Method investments	245,829,954	-	-	931,798	-	246,761,752
Intangible assets other than goodwill	207,424,786	20,926,373	55,095,233	115,627,488	9,375,806	408,449,686
Goodwill	246,378,878	3,514,895	339,673,364	286,728,338	546,830,323	1,423,125,798
Property Plant and Equipment	1,168,996,915	346,413,824	313,907,020	389,655,540	632,190,733	2,851,164,032
Investment Property	1,312,905,232	215,527,216	-	176,266,743	27,496,500	1,732,195,691
Income tax assets, non-current	9,925,893	1,078,168	-	-	-	11,004,061

Non -current assets—Total	3,226,896,274	599,469,742	724,537,451	971,239,409	1,215,899,802	6,738,042,678

At December 31, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,929,866	6,211,511	-	1,725,040	7,000	33,873,417
Trade receivables and other receivables	11,092,704	3,760,685	19,923,966	-	-	34,777,355
Equity Method investments	51,495,487	-	-	752,427	-	52,247,914
Intangible assets other than goodwill	191,711,948	14,880,200	75,035,961	107,805,013	11,109,058	400,542,180
Goodwill	246,378,878	3,359,143	569,584,936	268,644,820	594,380,786	1,682,348,563
Property Plant and Equipment	1,190,341,063	336,413,924	404,896,191	369,333,777	708,743,501	3,009,728,456
Investment Property	1,268,128,765	205,318,919	-	160,257,212	29,887,500	1,663,592,396
Income tax assets, non-current	42,190,641	856,902	-	-	-	43,047,543

Non -current assets—Total	3,027,269,352	570,801,284	1,069,441,054	908,518,289	1,344,127,845	6,920,157,824

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9	Consolidated Cash Flow by segment:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment Consolidated Segment Flows at September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	198,784,389	79,783,556	(62,569,516)	(18,018,422)	107,702,192	(84,005,938)	221,676,261	(107,449,303)
Net cash flows from (used in) investing activities	(75,845,599)	(10,297,913)	(10,035,936)	(18,122,924)	327,085,535	(10,274,997)	202,508,166	(750,271)
Net cash flows from (used in) financing activities	(199,515,539)	(70,571,246)	71,680,367	27,810,925	(449,030,623)	178,909,455	(440,716,661)	35,258,696

Regional information by segment Consolidated Segment Flows at September 30, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	180,229,194	76,028,136	(21,301,555)	(50,683,677)	9,204,213	(106,136,187)	87,340,124	(10,136,575)
Net cash flows from (used in) investing activities	(97,370,258)	(32,786,681)	(15,105,458)	(8,830,698)	(6,026,977)	(6,808,010)	(166,928,082)	76,229,178
Net cash flows from (used in) financing activities	(169,249,355)	(13,006,557)	31,230,278	63,091,440	(657,213)	114,644,750	26,053,343	(66,092,603)

18.10	Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of September 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	61,603,492	9,961,449	10,832,290	16,097,311	272,647	3,353,360	102,120,549
Intangible asset, other that goodwill	9,154,723	107,338	2,437,686	5,589,098	23,720	7,236,188	24,548,753
Goodwill	-	-	-	-	-	-	-
Investment properties	-	5,739,254	-	-	-	-	5,739,254
Total additions	70,758,215	15,808,041	13,269,976	21,686,409	296,367	10,589,548	132,408,556

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	112,859,466	18,802,562	12,941,331	22,010,115	660,035	16,420,023	183,693,532
Intangible asset, other that goodwill	13,062,984	36,232	664,554	371,636	1,370,169	4,203,510	19,709,085
Goodwill	-	-	-	-	-	-	-
Investment properties	-	25,060,310	-	-	-	-	25.060,310
Total additions	125,922,450	43,899,104,	13,605,885	22,381,751	2,030,204	20,623,533	228,462,927

18.11	Bank statements Paris:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2015 and December 31, 2014

	As of
Assets	9/30/2015	12/31/2014
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	2,280,287	16,005,243
Other financial assets, current	97,931,132	9,990,759
Trade receivables and other receivables	2,758,804	106,543,456
Current tax assets	861,025	1,664,830

Total current assets	103,831,248	134,204,288

Non-current assets
Other non-financial assets, non-current	11,762	11,658
Trade receivable and other receivables, non-current	9,665,732	100,530,025
Receivables from related entities, non-current	-	396,861
Intangible assets other than goodwill	4,279,318	3,205,105
Property, plant and equipment	760,914	695,289
Deferred income tax assets	6,899,718	5,777,461

Total non-current assets	21,617,444	110,616,399

Total assets	125,448,692	244,820,687

	As of
Net equity and liabilities	9/30/2015	12/31/2014
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	59,961,465	134,403,164
Trade payables and other payables	3,753,065	8,659,514
Payables to related entities, current	221,945	-
Current income tax liabilities	117,098	2,040,819
Current provision for employee benefits	19,321	402,241

Total current liabilities	64,072,894	145,505,738
Non-current liabilities
Other financial liabilities,	8,424,656	49,183,735
Trade accounts payables	5,456,876	3,759,019
Deferred income tax liabilities	1,175,094	1,408,928

Total non-current liabilities	15,056,626	54,351,682

Total liabilities	79,129,520	199,857,420

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	1,935,385	3,543,402
Other reserves	4,804,366	1,840,444

Net equity attributable to controlling shareholders	46,319,172	44,963,267
Non-controlling interest	-	-

Total net equity	46,319,172	44,963,267

Total net equity and liabilities	125,448,692	244,820,687

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of September 30, 2015 and 2014,

	For the nine months ended September 30,
Statement of integral income	2015	2014
	ThCh$	ThCh$
Revenues from ordinary activities	18,167,725	39,878,673
Cost of Sales	(3,010,946)	(5,075,553)
Gross Margin	15,156,779	34,803,120
Administrative expenses	(13,467,566)	(20,270,460)
Financial income	748,726	259,620
Financial expenses	(5,195,830)	(9,885,062)
Other gain (losses)	3,519,445	(1,082)
Exchange differences	97,902	(2,143)
Profit before tax	859,456	4,903,993
Income tax charge	1,075,929	(710,763)
Profit from ongoing operations	1,935,385	4,193,230
Net income	1,935,385	4,193,230
On April 2015, the Board of Directors of Cencosud S.A. has agreed to entrust an investment bank the beginning of the process of selling Banco Paris. This process is expected to be conducted during the coming months.

19	Restrictions, contingencies, legal proceedings and other matters

•
The subsidiaries Cencosud Retail S.A. and Easy S.A in Chile are involved in lawsuits and litigation that are pending as of September 30, 2015. The amounts of these claims are covered by a civil liability insurance policy.

•
On June 2015 the Viña del Mar municipality constructions authority declared the expiration of the building permission # 1349 of 2000, as a result of that, the Municipality ordered the stagnation of the Cencosud’s investment project, carried out by the controlled subsidiary Inmobiliaria Mall Viña del Mar S.A., up to a new permission is obtained. Cencosud did not share the decision; hence it was appealed in August 14th, 2015. After proofs were carried out, the Company is expecting for the Appellations Court to decide the controversy as a final instance. Legal advisors consider highly probable that a positive outcome is given to restart the project developing.

•
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal to the metropolitan administrative authority (Secretaria Regional Ministerial - SEREMI), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its decision. On November 25, 2015, SEREMI issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

Cencosud will keep following the legal channels to obtain a positive outcome. It is estimated that the chances of obtaining a favorable outcome to the position of the Company are reasonably higher than obtaining an unfavorable outcome.

•
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

•
A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

•
On May 7, 2015 Cencosud S.A. was requested by the Chilean taxation office (Servicio de Impuestos Internos – SII) being charged with a taxable omission within its 2013 refund, regarding the transference of its owned shares of the Argentinean society Cencosud S.A., to its subsidiary Cencosud Argentina S.P.A (Chile), while this society was created. SII considers that the mentioned shares were undervalued; therefore, there is an assessable capital gain which has to be taxed and paid by Cencosud S.A. The Company does not share the authority’s objection, thus an appeal was filled and supported on May 25th, 2015. Legal advisors consider that authority’s resolution has violated legal provisions, so it is reasonably possible to obtain a favorable ruling.

•
On July 31, 2015 Cencosud Internacional Limitada (Chile), was notified by the Chilean taxation office (Servicio de Impuestos Internos – SII) of the official tax liquidations #139 & #140, which determine amendments of the 2013 and 2014 refunds, with a proposed payable amount close to USD $41 million. These official bills were calculated regarding the transference of its owned shares of the Argentinean society Cencosud S.A., to its related society Cencosud Argentina S.P.A (Chile), while this society was created. SII considers that the mentioned shares were undervalued, therefore, there is an assessable capital gain which has to be taxed and paid by Cencosud International Limitada. An appeal has been filled and our legal advisors consider that there is reasonably possible to obtain a favorable ruling.

The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

20                                Stock options

As of September 30, 2015 the Company has a share-based compensation plan for executives of Cencosud S,A., and Affiliates, The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives	2016 retention plan for executives
Date of grant	September 2013	September 2014	September 2015
Number of instruments granted	22,171,504 shares	10,057,500 shares	35,424,034 shares
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Share price at granted date	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Vesting	0,9; 1,9; 2,9; 3,9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3; and 2.1 years
Condition
a)     As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
 b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

a)    As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

 a)   As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,
b)    From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,
        In the case that the Executive does not subscribe the shares within each defined term of the subscription plan, it will be understood that he or she has waived the respective option, and accordingly, any right; power; promise; or offer in connection with this 2016 Plan has been extinguished for all legal purposes, leaving the company free from any liability for such effects.

Settlement	Cash	Cash	Cash
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785	Ch$ 1,336
Exercise price	Ch$ 2,600	Ch$ 1,646	Ch$ 1,000
Expected volatility	23,4%	27,0%	27,6%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years	0.5; 1.3 and 2.1 years
Risk free interest rate	5,0%	3.3%	4.0%
Expected dividends (dividends yield)	1%	0.9%	0.87%
Anticipated % of executives leaving the plan (at grant date)	10%	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404.37	Ch$ 397.03

	Numbers of shares
Stock options granted to key executives	9/30/2015	12/31/2014
1) Outstanding as of the beginning of the period	25,191,698	22,010,664
2) Granted during the period	35,424,034	10,152,500
3) Forfeited during the period	(18,239,106)	(1,762,368)
4) Exercised during the period	-	-
5) Expired at the end of the period	(6,444,842)	(5,209,098)
6) Outstanding at the end of the period	35,931,784	25,191,698
7) Vested and expected to vest at the end of the period	35,931,784	25,191,698
8) Eligible for exercise at the end of the period	413	675

Stock options—Impact in P&L	As of September 30, 2015	As of September 30, 2014
	ThCh$	ThCh$
Impact in the income statement	1,879,792	1,840,503

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

As at September 28th, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans as at September 28th, 2015, which have not been exercised by the executive, including those not exercised because the respective terms have been met.

In relation to the 2016 and 2015 Retention Plan, the outstanding options as of September 30, 2015 had a weighted-average contractual life of 1.21 years, 0.98 years and 0.18 years respectively. As of December 31, 2014 those options had a weighted-average contractual life of  1.73 years (2015 plan), and 0.92 (2014 plan) as each one corresponds.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

21                                Disposal Group held for sale

The Bank of Nova Scotia and Scotiabank Chile, and the Company, together with its affiliates Cencosud Retail S.A. and Easy S.A., entered into an agreement in order to further develop, together, the retail finance business in Chile, as of June 20, 2014. The Agreement provided that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a card-issuing company that, upon the closing of the transaction, will be a bank transfer supporting affiliate of Scotiabank Chile, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. or new companies that will be created (together with CAT). Said companies will be affiliates of Scotiabank Chile or The Bank of Nova Scotia.

The term for the consummation of the transaction was estimated by the Company to be from 3 to 6 months from the date of entry into the Framework Agreement, with the maximum term to comply with the aforementioned conditions precedent being 12 months. As of April 13, 2015 the Chilean Regulator, Superintendencia de Bancos e Instituciones Financieras, approved the joint venture transaction.

According to the above, from September 30, 2014 NIIF 5 Guidelines – “non-current assets maintained for sale and discontinued operations”, has been implemented in our financial reports, revealing all the Chilean Financial Retail operations separately since that date up to we proceed to the loss of control of retail finance companies.

On May 1st, 2015 the transaction for which Scotiabank Chile acquired 51% of the division of retail financial services Cencosud SA was completed, in a strategic alliance for 15 years to be materialized. The operation involves the management of the portfolio of credit cards and consumer loans and offer additional products and financial services. The transaction valued at US $ 280 million (M$

169,909,600), could experience price adjustments as agreed between the parties, it includes a commitment to finance 100% of the loan portfolio of retail financial business.

As of September 30, 2015 the Company has recognized a gain of M$ 61,372,533 within the Interim consolidated statement of comprehensive income by function, under the "Other gains and losses" line (see 16.4). The generated profit includes M $ 30,144,477 corresponding to the benefit related to the measurement at fair value of non-controlling interest in subsidiaries held after the sale.

a)	The assets and liabilities of the disposal group at the sale date were as follows:

Assets	4/30/2015 Non-audited
ThCh$

Current assets
Cash and cash equivalents	2,763,976
Other financial assets, current	12,600,000
Other non-financial assets, current	907,848
Trade receivables and other receivables, current	306,786,221
Receivables due from related entities, current	23,800,709
Current tax assets	577,032

Total current assets	347,435,786

Non-current assets
Trade receivables and other receivables, non-current	34,902,150
Receivables due from related entities, non-current	14,056,669
Intangible assets other than Goodwill	2,252,430
Property, plant and equipment	1,959,049
Non-current tax assets	484,662
Deferred income tax assets	13,105,275

Total non-current assets	66,760,235

Total assets	414,196,021

Net equity and liabilities	4/30/2015 Non-audited
ThCh$
Current liabilities
Other financial liabilities, current	635,042
Trade payables and other payables, current	16,147,455
Payables to related entities, current	10,500,744
Other provisions, current	2,160,800
Current income tax liabilities	2,253,928
Current provision for employee benefits	1,699,954

Total current liabilities	33,397,924

Non-current liabilities
Payables to related entities, non-current	315,220,271
Deferred income tax liabilities	521,603

Total non-current liabilities	315,741,874

Total liabilities	349,139,798

Total net assets	65,056,223

b)	Assets and liabilities of disposal group held for sale

As of December 31, 2015, and September 30, 2015 assets and liabilities held for disposal were as follows:

Assets	9/30/2015	12/31/2014
	ThCh$	ThCh$

Current assets
Cash and cash equivalents	-	755,493
Other financial assets, current	-	3,427,594
Other non-financial assets, current	-	88,360
Trade receivables and other receivables	-	445,652,518
Current tax assets	-	356,247

Total current assets	-	450,280,212

Non-current assets
Other non-financial assets, non-current	-	-
Trade receivable and other receivables, non-current	-	120,815,446
Intangible assets other than Goodwill	-	207,571,741
Property Plan and Equipment	-	1,816,591
Non-Current tax assets	-	484,662
Deferred income tax assets	-	12,447,924

Total non-current assets	-	343,136,364

Total assets	-	793,416,576

Net equity and liabilities	9/30/2015	12/31/2014
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	-	134,403,119
Trade payables and other payables	-	28,054,214
Other provisions, current	-	2,139,131
Current income tax liabilities	-	357,563
Current provision for employee benefits	-	2,232,715
Total current liabilities	-	167,186,742

Non-current liabilities
Other non-financial liabilities,	-	49,183,735
Accounts payables due to related parties	-	-
Deferred income tax liabilities	-	420,955

Total non-current liabilities	-	49,604,690

Total liabilities	-	216,791,432

c)	Cumulative income or expenses included in OCI.

There is no cumulative income or expenses included in OCIA relating to the disposal Group.

22                                Discontinued operation

As presented in note 21, the Group presents the results of the discontinued operations as of September, 30 2015 and 2014, regarding the disposal of part of the financial retail business segment in Chile.

a)	Results of discontinued operation

For the nine months ended September 30	2015	2014
	ThCh$	ThCh$
Revenues from ordinary activities	60,759,616	155,173,273
Cost of sales	(20,400,024)	(42,022,177)

Gross Margin	40,359,592	113,151,096

Other revenues by function	436,450	198,189
Sales, general and administrative expenses	(12,971,018)	(41,563,950)
Other expenses by function	(4,400,196)	(9,958,300)
Other gain (loss)	3,741	19,607

Results from operating activities	23,428,569	61,846,642

Finance income	131,448	259,620
Finance expenses	(14,354,550)	(29,512,504)
Exchange differences	2,760,915	(15,653,220)
(Losses) from indexation	(38,046)	(3,652,430)

Results from operating activities before income tax	11,928,336	13,288,108
Income Tax	(2,683,876)	(2,657,622)

Profit (loss) for the period	9,244,460	10,630,486
Basic earnings (loss) per share	5.3	11.2
Diluted earnings (loss) per share	5.3	11.2

b)	Cash flows from (used in) discontinued operations

In thousands of Chilean pesos	9/30/2015	9/30/2014
	ThCh$	ThCh$
Net cash from (used in) operating activities	(107,449,303)	(10,136,575)
Net cash from (used in) investing activities	(750,271)	76,229,178
Net cash from (used in) financing activities	35,258,696	(66,092,603)

23	Changes in accounting policies

From 2015 financial year, the Company has decided to change the accounting policy related to recognition of the impacts on the measurement of the market value (Mark to Market -MTM) of financial instruments and derivative contracts, which together meet criteria for applying hedge accounting. Likewise, this change in accounting policy is adopted for derivative instruments classified as speculative, in the case that these have not been designated as hedges.

23.1	Reasons of the change in the accounting policy

The decision of voluntary change in accounting policy has been adopted in order to reflect more reliable and consistent impact of financial transactions and financial derivative contracts. Previously, the ineffective portion of designated hedges, while market value measurement was practiced (Mark to Market - MTM) over financial instruments and derivative contracts were recognized under the operational category of "other gains and losses". The "other gains and losses" line is an operational category which was including related components with a financial nature and origin. By the adopted change, these effects will be presented under non-operating items of "exchange difference" and "interest expense" depending on the nature of the hedged item.

By applying this change, the effects are recognized separately and according to the hedged risk (difference of exchange or interest expense), thus preventing these impacts are mixed with various other operational transactions are presented in the caption "Other gains (losses )".

23.2	Nature of the change in the accounting policy

23.2.1                    Recognition in applying the current accounting policy for hedge accounting by type of risk, used to be applied as follows:

a)
Foreign Exchange Currency risk: Classified as cash flow hedge, the effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded initially in net equity through other comprehensive income. Subsequently, the related accumulated amounts in OCI are recycled from equity to the statement of income as the hedge item affects the income statement, both in the same line item “Exchange differences”. The gain or loss related to the ineffective portion is recorded immediately in the statement of income as “other gains (losses)”.

b)	Interest rate risk: The hedge is classified depending on the interest rate contract:

•
Derivative financial instrument contracts agreed under a fixed rate interest: Classified as cash flows hedges, the effective portions of the changes in the fair value of derivatives that have been designated and qualify as cash flows hedges are recorded initially in net equity through other comprehensive income. Subsequently, the related accumulated amounts in OCI are recycled from equity to the statement of income as the hedge item affects the income statement, both in the same line item “Finance Expenses”. The gain or loss related to the ineffective portion is recorded immediately in the statement of income as “other gains (losses)”.

•
Derivative financial instrument contracts agreed under a variable interest rate: Classified as fair value hedges, changes in the fair value are recorded in the statement of income, together with gains and losses on the hedging instrument. The gain or loss related to the effective portion of the hedging instrument and hedged item is recognized in the statement of gains and losses as “financial expenses.” The ineffective portion of hedging instrument is recognized within the income statement in the line item “Other gains (losses)”.

Additionally, gains and losses arising from financial derivative instruments that do not meet effectiveness criteria, non-hedging derivatives, are recognized in the line item “ Other gains (losses)”, considering the limited guidance provided by IAS 39 regarding the classification of the hedging effects in the statement of income.

23.2.2                                Voluntary change in accounting policy adopted since current financial year

Company’s Management has decided to reassess its accounting policy regarding the classification in the income statement of the gains and losses related to the ineffective portion of the hedges. Consequently, given the nature and purpose of the derivative financial instruments designated as hedges (economical and those complying with IAS 39 guidance), as well as the nature of hedged items and the activities for which such financial instruments were contracted, the Company has concluded that the ineffective portion of the effects of measurement at fair value such derivative financial instruments should be recognized in the same line item of the income statement that those accounting effects of the related hedge items. Furthermore, the Company believes that the new classification of gains and losses derived from the ineffective portion of hedging derivatives and non-hedging derivatives will improve the financial information for its users as these will not affect operating profit and will provide more relevant and reliable information. The voluntary change in this accounting policy will be applied retrospectively for the whole periods that need to be revealed comparatively.

Accordingly, changes in the fair value of derivatives financial instruments arising from the ineffective portion of hedging interest rate risk should be recognized in the line item "finance expense" in accordance with the new accounting policy, and those effects arising from the change in fair value related to the ineffective portion of hedging the exchange rate risk are recognized in the line item "exchange differences".

Consistently with the above mentioned, changes in the fair value of non-hedging derivative financial instruments should also be recognized by its nature (derivative financial instruments hedging the exchange rate risk in the line item "foreign exchange" and derivative financial instruments hedging the interest rate risk in the line item "finance expenses").

Except for the change in the accounting policy formerly mentioned, no other changes in accounting policies have been applied by the Company during 2015.

23.3	Impacts of the change in the accounting policy

In detail, the change in accounting policy is shown as follows:

Effects of the Change	For the nine months ended 9/30/2015			For the nine months ended 9/30/2014
	Before Change	Change effects	After change	Before Change	Change effects	After change
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other gains (losses)	(70,242,745)	8,529,797	(61,712,948)	24,170,155	(29,037,076)	(4,866,921)

Operating profits	275,201,923	8,529,797	283,731,720	310,216,519	(29,037,076)	281,179,443
Finance expenses	(175,369,010)	(5,384,277)	(180,753,287)	(158,848,704)	29,037,076	(129,811,628)
Exchange differences	(103,997,347)	(3,145,520)	(107,142,867)	(20,753,742)	-	(20,753,742)

Profit before tax	1,345,726	-	1,345,726	112,695,903	-	112,695,903
Profit from continuing operations	35,205,233	-	35,205,233	79,118,281	-	79,118,281
Profit from discontinued operations	9,244,460	-	9,244,460	10,630,486	-	10,630,486
Profit	44,449,693	-	44,449,693	89,748,767	-	89,748,767

24	Subsequent events

On November 3rd, 2015, the Board of Directors agreed on distributing an interim provisory dividend of Ch$16 per share in relation to the 2015 profits. This dividend will be placed to shareholders order as from December 4th 2015.

On November 4th, 2015 Cencosud Colombia SA has materialized the sale of 39 pharmacies operated in Colombia to the Mexican holding FEMSA. The transaction involves the transfer of the pharmacies chain operation, the sale of operative fixed assets and the cession of some lease contracts. This arrangement will not generate significant impacts on the consolidated financial statements.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.